

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

July 10, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Jeffry E. Sterba
Chief Executive Officer
PNM Resources, Inc
Alvarado Square
Albuquerque, New Mexico 87158

> **Re: PNM Resources, Inc**
> **Public Service Company of New Mexico**
> **Texas-New Mexico Power Company**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No.'s 001-32462, 001-06986, 002-97230**

Dear Mr. Sterba:

We have completed our review on the above referenced filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief